A SPAC III Acquisition Corp.
The Sun’s Group Center,

29th Floor, 200 Gloucester Road,

Wan Chai, Hong Kong

November 6, 2024

VIA EDGAR & TELECOPY
Attn: Howard Efron
Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	A SPAC III Acquisition Corp. (the “Company”) Registration Statement on Form S-1 (File No. 333-282428) (the “Registration Statement”)

Dear Mr. Efron:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 9:00 a.m. Eastern Time, on November 8, 2024, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•	Should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Very truly yours,

A SPAC III ACQUISITION CORP.

By:	/s/ Claudius Tsang
Name: Claudius Tsang
Title: Chief Executive Officer